

April 26, 2013

<u>Via Email</u>
Ronald D. Fisher
President
Starburst II, Inc.
11501 Outlook Street 4th Floor
Overland Park, Kansas 66211

> **Re:** **Starburst II, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed April 26, 2013**
> **File No. 333-186448**

Dear Mr. Fisher:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure on page 89 in the Background section regarding an unsolicited proposal from DISH. Please present this disclosure prominently in the forepart of the proxy statement-prospectus in a Recent Developments section and add any applicable Questions and Answers regarding the unsolicited proposal.

2. We also note you have re-engaged your financial advisors with regard to the DISH Proposal. Please update page 4 of the Summary accordingly.

3. Further, we note your intention to initiate mailing of the proxy statement-prospectus as soon as possible. We also note your disclosure on page 89 that the Sprint Special Committee will evaluate the DISH Proposal and make a recommendation to the full Sprint board of directors as to whether the DISH Proposal is, or is reasonably likely to lead to, a Superior Offer as defined in the Merger Agreement. We note you have

requested DISH provide additional information regarding its proposal to you and the Special Committee to help analyze the DISH offer. Please disclose in all applicable parts of your proxy statement-prospectus (Recent Developments section, Question and Answers, etc.) by when the Special Committee intends to report to the Sprint board and by when DISH must provide additional information.

4.   Also, with a view towards additional disclosure in all the applicable parts of the proxy statement-prospectus, please advise as to (a) the material actions that must occur for the Special Committee to recommend whether the DISH Proposal is, or is reasonably likely to lead to, a Superior Offer (and the timing for these actions if known or unknown); and (b) the consequences of making such a recommendation, including an evaluation of the applicable provisions of the Merger Agreement, to Sprint, its shareholders, and with respect to the current transaction being submitted for shareholder approval.

You may contact Joe Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. You may contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 if you have any other questions regarding our comments.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via Email
        Brandon C. Parris
        Morrison & Foerster LLP